Exhibit 2

VOTING AGREEMENT

VOTING AGREEMENT (the “Agreement”), dated as of January 22, 2026 between Jabbok Schlacks, a natural person (“JS”), and William J. Schlacks IV, a natural person (“WS”). Each of JS and WS are referred to herein individually as a “Founder” and together, the “Founders”. Reference is made to that certain Amended and Restated Certificate of Formation of EquipmentShare.com Inc (the “Corporation”) to be dated as of or around January 26, 2026 (as amended from time to time, the “Charter”). Capitalized terms used but undefined herein shall have the meaning ascribed to such terms in the Charter.

WHEREAS, JS and WS are the beneficial owners of shares of the Corporation’s Common Stock (the “Founder Shares”); and

WHEREAS, in connection with the Corporation’s initial public offering, the Founders have agreed to provide for the future voting of the Founder Shares and any other shares of the Corporation’s capital stock held by or on behalf of the Founders (collectively, the “Founder Shares”) as set forth below.

NOW, THEREFORE, in consideration of these premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Founders agree as follows:

Article 1
Voting Agreement

Section 1.01. Voting Agreement.

(a)       Each Founder hereby agrees to vote or exercise their respective rights to consent with respect to all Founder Shares that such Founder is entitled to vote at the time that any vote or action by written consent is sought with respect to any matter submitted for the consideration and vote of the stockholders of the Corporation (each, a “Stockholder Vote”) together with, and in the same manner as, the other Founder as mutually agreed by them. For clarity, for so long as this Agreement remains in effect, to the extent any Founder Share is voted, in accordance with the mutual agreement of the Founders, either “For”/”Yes” or “Against”/“No” in respect of any matter for which a Stockholder Vote applies, then all Founder Shares shall be voted in an identical manner; provided, that nothing herein shall be construed to require the Founders to vote either “For”/”Yes” or “Against”/“No” in respect of any particular Stockholder Vote so long as all Founder Shares are voted together.

(b)       Each Founder agrees that all Founder Shares registered in his name or beneficially owned by him (including any shares of the Corporation’s capital stock held by any trust formed solely for the benefit of such Founder or such Founder’s family members, any partnership, corporation, foundation, charity or other entity, so long as such Founder controls such trust, partnership, corporation, foundation, charity or other entity) as of the date hereof, and any such Founder Shares acquired by such Founder after the date hereof, will be subject to, and voted in accordance with, Section 1.01(a).

(c)       Each Founder shall not, without the prior written consent of the other Founder, directly or indirectly, grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Founder Shares to the extent such voting trust, other agreement or arrangement would be inconsistent with the agreements set forth in Section 1.01(a).

Article 2
Miscellaneous

Section 2.01. Other Definitional and Interpretative Provisions.  The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.  Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. References to any Person include the successors and permitted assigns of that Person.  References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

Section 2.02. Further Assurances.  The Founders will each execute and deliver, or cause to be executed and delivered, all further documents and instruments and use their respective best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, to consummate and make effective the transactions contemplated by this Agreement.

Section 2.03. Amendments; Termination.  Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party or in the case of a waiver, by the party against whom the waiver is to be effective.  This Agreement may be terminated at any time by either Founder upon written notice to the other Founder, with a copy to the Corporation at its principal place of business.

Section 2.04. Expenses.  All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 2.05. Successors and Assigns.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

Section 2.06. Governing Law.  This Agreement shall be construed in accordance with and governed by the laws of the State of Texas.

Section 2.07. Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  Delivery of an executed counterpart of a signature page of this Agreement by facsimile transmission or electronic transmission, including the use of any electronic signatures, shall be effective as delivery of a manually executed counterpart of this Agreement. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

Section 2.08. Severability.  If any term, provision or covenant of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 2.09. Specific Performance.  The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement is not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedy to which they are entitled at law or in equity.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

JABBOK SCHLACKS

/s/ Jabbok Schlacks

WILLIAM J. SCHLACKS IV

/s/ William J. Schlacks IV